UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

Long form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

October 29, 2009
FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BLADEX REPORTS THIRD QUARTER NET INCOME OF $15.8 MILLION, OR $0.43
PER SHARE

PANAMA CITY, October 29, 2009 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today its results for the third quarter ended September 30, 2009.

Business Highlights
•
Net income amounted to $15.8 million in the third quarter 2009, compared to $10.5 million in the second quarter 2009, and $14.0 million in the third quarter 2008. Net interest margin increased to 1.76% in the third quarter 2009, from 1.62% in the previous quarter and 1.61% in the third quarter 2008.

•
The Commercial Division’s net income for the third quarter 2009 was $11.8 million, compared to $3.6 million in the second quarter 2009, and $16.8 million in the third quarter 2008. The increase from the previous quarter was mainly driven by more stable margins, lower provisions for credit losses, and increased commission income from the letter of credit business.  Credit disbursements in the third quarter reached $1.1 billion, 3% higher than the second quarter 2009 and 30% below the third quarter 2008.  The commercial portfolio rose 1% during the third quarter 2009 to $2.9 billion, compared to $4.2 billion at the end of the third quarter 2008.

•
Driven by lower non-interest operating income generated from the securities portfolios, the Treasury Division reported net income for the third quarter 2009 of $1.2 million, compared to net income of $4.4 million in the previous quarter and a net loss of $0.7 million in the third quarter 2008.

•
The Asset Management Division’s net income for the third quarter 2009 was $2.8 million, compared to $2.5 million in the second quarter 2009, and a net loss of $2.1 million in the third quarter 2008.  The quarterly increase was due to higher trading gains in the Investment Fund, partially offset by a greater participation of minority interests.

•
During the third quarter 2009, the book value per common share increased 3% to $18.23.  The Bank’s Tier 1 capital ratio as of September 30, 2009 was 24.6%, compared to 21.1% as of June 30, 2009, and 18.3% as of September 30, 2008, while the leverage ratio as of these dates was 5.6x, 6.3x and 8.7x, respectively.  The Other Comprehensive Income account (“OCI”) recorded an improvement of $12 million (57%) versus the previous quarter and $35 million (80%) versus the third quarter 2008. The Bank’s equity consists entirely of common shares.

•
The ratio of the allowance for credit losses to the commercial portfolio remained stable at 3.5%, the same level reported in the second quarter 2009, and 2.0% as of September 30, 2008.  During the third quarter 2009, the Bank recorded $2.0 million in specific loan loss reserves, compared to the $12.0 million recorded in the second quarter 2009, and none in the third quarter 2008.

  CEO's Comments

"Bladex is satisfied with its third quarter results and encouraged by the underlying trends in the markets.  Financially, the quarter was well-balanced, with all business units performing well.  In the Commercial Division, margins remained attractive, commission income increased, portfolio balances grew for the first time since the onset of the crisis, while credit provisions eased.  In the Treasury Division, liquidity remained ample, as the Bank successfully tapped Asian interbank funding markets, while reaping the benefits of improving prices within the securities portfolios.  Notably, results in the Asset Management Division were consistent with the solid track record realized since the Fund’s inception.

Trade flows in Latin America, while still markedly below levels of a year ago, are beginning to show a gradual improvement, consistent with the situation internationally.  With Bladex facing less competitive pressures and a growing client franchise, the Bank expects to benefit from these trends as they become more significant, particularly given that Bladex possesses the capital and funding needed to absorb additional credit demand.  Furthermore, credit risk levels are showing signs of gradual improvement, as companies benefit from a generally less challenging economic climate, a trend that will afford Bladex greater flexibility in terms of credit decisions, thus gradually easing the pressure on provision levels.  Trends in the Asset Management Division are also encouraging as the Fund steadily builds its assets under management.

As Latin American markets regain some stability Bladex is focused on identifying new opportunities and deploying the resources to exploit them.  Companies throughout the Region have, as a result of the crisis, become more internationally oriented, demanding coordinated trade services throughout Latin America.  This new reality represents a tremendous opportunity for Bladex, given the Bank’s status as one of the very few regional wholesale banking franchises in Latin America. Bladex looks forward to continued progress in the coming quarters.”

RESULTS BY BUSINESS SEGMENT
Commercial Division
The Commercial Division incorporates the Bank’s core business from financial intermediation and fee generation activities.  Net income includes net interest income from loans, fee income, net allocated operating expenses, the reversal (provision) for loan and off-balance sheet credit losses, and any impairment on assets.

(US$ million)	9M09	9M08	3Q09	2Q09	3Q08
Commercial Division:
Net interest income	$50.7	$59.4	$16.7	$17.0	$20.7
Non-interest operating income (1)	4.8	6.4	1.6	0.8	2.7
Net operating revenues (2)	55.5	65.8	18.3	17.8	23.4
Operating expenses	(17.1)	(21.3)	(5.3)	(5.1)	(6.8)
Net operating income (3)	38.4	44.5	13.0	12.6	16.6
Reversal (provision) for loan and off-balance sheet credit losses, net	(15.4)	0.9	(1.2)	(9.1)	0.2
Impairment on assets	(0.1)	(0.3)	0.0	0.0	0.0
Net Income	$22.9	$45.1	$11.8	$3.6	$16.8

Net income for the third quarter 2009 amounted to $11.8 million, compared to $3.6 million in the previous quarter and $16.8 million in the third quarter 2008.  The $8.2 million increase in net income during the third quarter 2009 mostly reflects: (i) $7.9 million in lower provisions for credit losses, (ii) a $0.8 million increase in non-interest operating income as a result of increased commission income from the letter of credit business, (iii) a $0.3 million decrease in net interest income, and (iv) a $0.2 million increase in other operating expenses.

During the third quarter 2009, the Commercial Division’s net interest income reached $16.7 million, a $0.3 million decrease from the second quarter 2009, resulting from lower average balances of the loan portfolio (-2%), partially offset by higher weighted average lending spreads(4) on the loan portfolio (+31 bps).

Credit disbursements in the third quarter 2009 totaled $1,058 million, 3% higher than the second quarter 2009, and 30% below the level in the third quarter 2008, reflecting lower regional trade flows and the Bank´s prudent credit risk approach.  Refer to Exhibit XII for the Bank’s distribution of credit disbursements by country.

The following graph illustrates the trend in quarterly weighted average lending spreads:

The commercial portfolio includes loans, letters of credit, country risk guarantees and loan commitments pertaining to the Bank’s client-oriented intermediation activities.  The Bank’s commercial portfolio balance reached $2.9 billion as of September 30, 2009, a 1% increase over the balance as of the quarter ended June 30, 2009, and 32% below the balance as of the end of the third quarter 2008.  Similarly, on an average basis, the commercial portfolio increased 1% in the third quarter 2009 in comparison to the previous quarter with an average portfolio balance of $2.7 billion, 39% below the average during the third quarter 2008. The decreased balances since the third quarter 2008 reflect the Bank’s prudent management of credit risk to vulnerable industries in the wake of the financial crisis.

The commercial portfolio continues to be short-term and trade-related in nature.  $1.9 billion, or 67% of the commercial portfolio matures within one year. Trade financing operations represent 60% of the portfolio.  Refer to Exhibit X for information relating to the Bank’s commercial portfolio distribution by country.

Treasury Division
The Treasury Division incorporates the Bank’s liquidity management and investment securities activities.  Net income is presented net of allocated operating expenses, and includes net interest income on treasury activities and net other income (expense) relating to treasury activities (12).

(US$ million)	9M09	9M08	3Q09	2Q09	3Q08
Treasury Division:
Net interest income	$1.6	$6.0	$1.3	$0.8	$1.7
Non-interest operating income (loss) (1)	11.2	2.0	1.6	5.8	(0.8)
Net operating revenues (2)	12.8	8.0	2.9	6.7	0.8
Operating expenses	(6.2)	(4.8)	(1.8)	(2.2)	(1.6)
Net operating income (loss) (3, 12)	6.6	3.3	1.2	4.4	(0.7)
Net Income (loss)	$6.6	$3.3	$1.2	$4.4	$(0.7)

The Treasury Division's net income for the third quarter 2009 was $1.2 million, compared to net income of $4.4 million in the second quarter 2009, and a net loss of $0.7 million during the third quarter 2008.  The $3.2 million net income decrease in the third quarter 2009 versus the previous quarter was the result of: (i) a $4.2 million decrease in non-interest operating income, mainly reflecting lower gains from trading securities, (ii) a $0.5 million increase in net interest income, and (iii) a $0.5 million decrease in operating expenses.

The Division’s total non-interest operating income in the third quarter 2009 was $2.5 million, partially offset by a $0.9 million net loss on foreign currency exchange. The portfolio of trading assets decreased $115 million, or 70%, versus the previous quarter to reach $50 million as of September 30, 2009, compared to none recorded as of September 30, 2008. The sale of trading assets resulted in net gains of $2.0 million in the third quarter 2009. The portfolio of securities available for sale as of September 30, 2009 totaled $461 million, representing a decrease of 24% from June 30, 2009 and a decrease of 40% from September 30, 2008.  The decrease corresponds to the sale of $147 million in book value of the securities portfolio, which generated net gains of $0.5 million in the third quarter 2009. The available for sale portfolio as of September 30, 2009 consisted entirely of readily quoted Latin American securities, 80% of which were sovereign and state-owned risk in nature (refer to Exhibit XI for a per country distribution of the treasury portfolio).  The available for sale portfolio is marked to market, with the impact recorded in stockholders’ equity through the Other Comprehensive Income Account (“OCI”) which, for the third quarter 2009, recorded a $12 million improvement in value, reflecting mostly the increased market valuation of the securities portfolio (refer to Exhibit I.)

Liquid assets (11) decreased to $431 million as of September 30, 2009, compared to $456 million as of June 30, 2009, and $461 million as of September 30, 2008. The Bank is gradually reducing liquidity balances to historically prevalent levels as the funding markets improve.

The Bank is reducing its repurchase agreement obligations and selectively replacing bank borrowings.  Weighted average funding costs for the third quarter 2009 amounted to 2.16%, a decrease of 35 bps, or 14%, compared to the second quarter 2009, and a decrease of 138 bps, or 39%, compared to the third quarter 2008.

Asset Management Division
The Asset Management Division incorporates the Bank’s asset management activities. The Division’s Investment Fund follows primarily a Latin America macro strategy, utilizing a combination of products (foreign exchange, equity indices, interest rate swaps, and credit derivative products) to establish long and short positions in the markets.

The Division’s net income includes net interest income on the Investment Fund, as well as net gains (losses) from Investment Fund trading, other related income (loss), allocated operating expenses, and the participation of minority interest in gains of the Investment Fund.

(US$ million)	9M09	9M08	3Q09	2Q09	3Q08
Asset Management Division:
Net interest loss	$(2.7)	$(2.3)	$(0.7)	$(1.0)	$(0.7)
Non-interest operating income (loss) (1)	22.1	17.8	5.5	4.9	(1.1)
Net operating revenues (2)	19.4	15.4	4.7	3.9	(1.8)
Operating expenses	(5.0)	(4.3)	(1.5)	(1.3)	(0.3)
Net operating income (loss) (3)	14.4	11.2	3.3	2.6	(2.1)
Participation of the minority interest in gains of the investment fund	(0.9)	(0.1)	(0.5)	(0.1)	0.0
Net Income (loss)	$13.5	$11.1	$2.8	$2.5	$(2.1)

Net income in the third quarter 2009 totaled $2.8 million, compared to net income of $2.5 million in the prior quarter and a net loss of $2.1 million in the third quarter 2008.  The $0.3 million net income increase in the quarter was mainly due to $0.6 million increase in non-interest operating income attributed to higher net gains from Investment Fund trading.

As of September 30, 2009, the Investment Fund’s asset value totaled $189 million, compared to $166 million as of June 30, 2009, and $150 million as of September 30, 2008.

As of September 30, 2009, Bladex owned 85.53% of Bladex Offshore Feeder Fund, with the balance owned by third party investors, compared to 95.32% in ownership as of June 30, 2009, and 95.92% in ownership as of September 30, 2008.

CONSOLIDATED RESULTS OF OPERATIONS
KEY FINANCIAL FIGURES AND RATIOS

The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

(US$ million, except percentages and per share amounts)	9M09	9M08	3Q09	2Q09	3Q08
Net Interest Income	$49.6	$63.1	$17.4	$16.8	$21.8
Net Operating Income (Loss) by Business Segment:
Commercial Division	$38.4	$44.5	$13.0	$12.6	$16.6
Treasury Division	$6.6	$3.3	$1.2	$4.4	$(0.7)
Asset Management Division	$14.4	$11.2	$3.3	$2.6	$(2.1)
Net Operating Income	$59.4	$59.0	$17.4	$19.7	$13.8
Net Income	$42.9	$59.4	$15.8	$10.5	$14.0

Net Income per Share(5)	$1.18	$1.63	$0.43	$0.29	$0.38
Book Value per common share (period end)	$18.23	$16.87	$18.23	$17.61	$16.87
Return on Average Equity (“ROE”)	9.1%	12.6%	9.5%	6.6%	8.6%
Operating Return on Average Equity ("Operating ROE") (6)	12.6%	12.5%	10.6%	12.4%	8.5%
Return on Average Assets (“ROA”)	1.4%	1.5%	1.6%	1.0%	1.0%
Net Interest Margin	1.63%	1.64%	1.76%	1.62%	1.61%
Efficiency Ratio (7)	32%	34%	33%	30%	39%

Tier 1 Capital(8)	$671	$654	$671	$662	$654
Total Capital(9)	$706	$699	$706	$701	$699
Risk-Weighted Assets	$2,732	$3,573	$2,732	$3,129	$3,573
Tier 1 Capital Ratio(8)	24.6%	18.3%	24.6%	21.1%	18.3%
Total Capital Ratio (9)	25.8%	19.5%	25.8%	22.4%	19.5%
Stockholders’ Equity	$666	$614	$666	$643	$614
Stockholders’ Equity to Total Assets	17.9%	11.5%	17.9%	15.8%	11.5%
Other Comprehensive Income Account ("OCI")	(9)	(44)	(9)	(21)	(44)

Leverage (times) (10)	5.6	8.7	5.6	6.3	8.7
Liquid Assets / Total Assets (11)	11.6%	8.6%	11.6%	11.2%	8.6%
Liquid Assets / Total Deposits	35.3%	29.7%	35.3%	36.2%	29.7%

Non-Accruing Loans to Total Loans, net	1.4%	0.0%	1.4%	0.0%	0.0%
Allowance for Credit Losses to Commercial Portfolio	3.5%	2.0%	3.5%	3.5%	2.0%

Total Assets	$3,723	$5,351	$3,723	$4,067	$5,351

The following graphs illustrate the trends in Net Income and Return on Average Stockholders’ Equity for the periods indicated:

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	9M09	9M08	3Q09	2Q09	3Q08
Net Interest Income (Loss)
Commercial Division	$50.7	$59.4	$16.7	$17.0	$20.7
Treasury Division	1.6	6.0	1.3	0.8	1.7
Asset Management Division	(2.7)	(2.3)	(0.7)	(1.0)	(0.7)
Consolidated	$49.6	$63.1	$17.4	$16.8	$21.8

Net Interest Margin*	1.63%	1.64%	1.76%	1.62%	1.61%

* Net interest income divided by average balance of interest-earning assets.

For the third quarter 2009, net interest income amounted to $17.4 million, an increase of $0.6 million, or 3%, from the second quarter 2009, mostly reflecting increased lending spreads, offset by a slight reduction in average loan balances.  The $4.4 million, or 20% decrease in net interest income in the third quarter 2009, compared to the third quarter 2008, was mainly due to decreased average loan balances.

FEES AND COMMISSIONS

(US$ million)	9M09	9M08	3Q09	2Q09	3Q08
Letters of credit	$3.2	$4.0	$1.2	$0.4	$1.7
Guarantees	0.9	0.9	0.2	0.2	0.2
Loans	0.2	0.5	0.0	0.0	0.1
Other*	0.3	0.7	0.1	0.1	0.2
Fees and Commissions, net	$4.5	$6.1	$1.5	$0.7	$2.2
* Net of commission expenses

Compared to the previous quarter, fees and commissions in the third quarter 2009 increased $0.8 million to $1.5 million mostly due to increased letter of credit activity, but $0.7 million lower than the third quarter 2008, reflecting lower general trade flows in the Region.

PORTFOLIO QUALITY AND PROVISION FOR CREDIT LOSSES

	30-Sep-08	31-Dic-08	31-Mar-09	30-Jun-09	30-Sep-09
Allowance for Loan Losses:
Balance at beginning of the period	$69.8	$69.1	$54.6	$80.6	$90.2
Provisions (reversals)	(0.8)	(14.5)	25.8	8.9	(0.4)
Recoveries, net of charge-offs	0.2	0.1	0.1	0.8	0.0
End of period balance	$69.1	$54.6	$80.6	$90.2	$89.9

Reserve for Losses on Off-balance Sheet Credit Risk:
Balance at beginning of the period	$16.2	$16.9	$30.7	$10.1	$10.3
Provisions (reversals)	0.7	13.8	(20.6)	0.2	1.5
End of period balance	$16.9	$30.7	$10.1	$10.3	$11.8

Total Allowance for Credit Losses	$86.0	$85.4	$90.7	$100.5	$101.7

During the third quarter 2009, the allowance for credit losses increased by a net amount of $1.2 million, reflecting: a (i) $2.0 million increase in specific reserves assigned to loans in the restructuring process that have been placed in non-accrual status, (ii) a $2.4 million reduction in generic loan loss reserves driven by decreased loan exposure within the portfolio, and (iii) a $1.5 million increase in generic off-balance sheet credit risk reserves reflecting the increased portfolio balances of acceptances and contingencies (mostly letters of credit).

The ratio of the allowance for credit losses to the commercial portfolio as of September 30, 2009 remained at the previous quarter’s level of 3.5%, compared to 2.0% as of September 30, 2008.

OPERATING EXPENSES

(US$ million)	9M09	9M08	3Q09	2Q09	3Q08
Salaries and other employee expenses	$15.1	$15.7	$4.7	$4.2	$5.2
Depreciation, amortization and impairment of premises and equipment	2.0	3.1	0.6	0.7	0.7
Professional services	2.4	2.4	0.8	1.0	0.6
Maintenance and repairs	0.8	1.0	0.3	0.3	0.3
Expenses from the investment fund	2.7	1.7	0.6	0.6	(0.3)
Other operating expenses	5.3	6.3	1.6	1.9	2.2
Total Operating Expenses	$28.3	$30.3	$8.5	$8.6	$8.7

The Bank’s efficiency ratio was 33% in the third quarter 2009, compared to 30% in the second quarter 2009, and 39% in the third quarter 2008.

Operating expenses during the third quarter 2009 decreased to $8.5 million, compared to $8.6 million in the second quarter 2009, and $8.7 million in the third quarter 2008.  The quarter-on-quarter decrease was mainly the result of lower expenditures for professional services and other operating expenses, which more than offset an increase in salaries and other employee expenses.

OTHER EVENTS

▪
Quarterly Dividend Payment: On October 14, 2009, the Bank announced a quarterly common dividend payment of US$0.15 per share related to the third quarter 2009. The dividend will be paid on November 2, 2009, to stockholders registered as of the October 23, 2009 record date.

▪
Closing of Two-Year Syndicated Loan: On September 16, 2009, the Bank announced the successful closing of a $100 million two-year syndicated loan structured and placed through Mizuho Corporate Bank, Ltd. and China Development Bank Corporation, which enhances the diversification of the Bank’s financing sources, while further developing the Bank’s presence in the Asian markets.

▪	Ratings Affirmed: On September 14, 2009, Fitch Ratings affirmed the Bank’s credit rating at BBB; with a “Stable” Outlook.

▪	New Executive Officers joining the Bank’s Management Team: The Bank appointed Mr. Christopher Schech as Chief Financial Officer and Mr. Gustavo Díaz as the Bank’s Controller.

o
Mr. Schech joined Bladex after working for Volvo Financial Services in Europe and GE Capital on assignments in Latin America, Asia and the United States.  Mr. Schech is responsible for the Bank’s financial management, as well as the interaction with rating agencies, shareholders, and investors.

o
Mr. Gustavo Díaz joined Bladex from Banco Centroamericano de Integración Económica (BCIE) in Honduras. He previously worked for Corporación Financiera del Valle in Colombia, and KPMG Peat Marwick in Chile and Colombia.  Mr. Díaz is responsible for the Bank’s internal audit and compliance functions.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1)
Non-interest operating income (loss) refers to net other income (expense) excluding reversals (provisions) for credit losses and recoveries (impairment) on assets.  By business segment, non-interest operating income includes:

Commercial Division: Net fees and commissions and Net related other income (expense).
Treasury Division: net gain (loss) on sale of securities available-for-sale, impact of derivative hedging instruments, gain (loss) on foreign currency exchange, and gain (loss) on trading securities.
Asset Management Division: Gain from Investment Fund trading and related other income (expense).

(2)	Net Operating Revenues refers to net interest income plus non-interest operating income.

(3)	Net Operating Income (Loss) refers to net interest income plus non-interest operating income, minus operating expenses.

(4)	Lending spreads are calculated as loan portfolio weighted average lending spread, net of weighted average Libor-based cost rate, excluding loan commissions.

(5)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(6)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(7)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(8)
Tier 1 Capital is calculated according to the US Federal Reserve Board, and Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio.  Tier 1 Capital ratio is calculated as a percentage of risk weighted assets.  Risk-weighted assets are, in turn, also calculated based on US Federal Reserve Board, and Basel I capital adequacy guidelines.

(9)
Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on US Federal Reserve Board, and Basel I capital adequacy guidelines.  Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(10)	Leverage corresponds to assets divided by stockholders’ equity.

(11)	Liquidity ratio refers to liquid assets as a percentage of total assets. Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits.

(12)
Treasury Division’s net operating income includes: (i) interest income from interest bearing deposits with banks, investment securities and trading assets, net of allocated cost of funds; (ii) other income (expense) from derivative financial instrument and hedging; (iii) net gain (loss) from trading securities; (iv) net gain (loss) on sale of securities available for sale; (v) gain (loss) on foreign currency exchange; and (vi) allocated operating expenses.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division and Asset Management Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

About Bladex
Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through September 30, 2009, Bladex had disbursed accumulated credits of approximately $161 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Friday, October 30, 2009 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio web cast of the conference at http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through December 29, 2009.  Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The Conference ID# for the replayed call is 96623186.  For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
Panama City, Panama
Tel: (507) 210-8630
E-mail address: cschech@bladex.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
82 Wall Street, Suite 805, New York, NY 10005
Tel: (212) 406-3690
E-mail address:  bladex@i-advize.com

EXHIBIT I
CONSOLIDATED BALANCE SHEETS

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	September 30, 2009	June 30, 2009	September 30, 2008	CHANGE	%	CHANGE	%

ASSETS:
Cash and due from banks	$460	$485	$445	$(25)	(5)%	$15	3%
Trading assets	50	165	0	(115)	(70)	50	n.m. (*)
Securities available for sale	461	608	774	(147)	(24)	(313)	(40)
Securities held to maturity	0	0	29	0	n.m. (*)	(29)	(100)
Investment fund	189	166	150	23	14	39	26
Loans	2,608	2,682	3,868	(74)	(3)	(1,260)	(33)
Less:
Allowance for loan losses	(90)	(90)	(69)	0	0	(21)	30
Unearned income and deferred fees	(5)	(4)	(6)	(1)	25	1	(17)
Loans, net	2,513	2,587	3,793	(74)	(3)	(1,280)	(34)

Customers' liabilities under acceptances	5	0	90	5	n.m. (*)	(85)	(94)
Premises and equipment, net	7	8	8	(1)	(13)	(1)	(13)
Accrued interest receivable	25	41	53	(16)	(39)	(28)	(53)
Derivative financial instruments used for hedging - receivable	1	1	1	0	0	0	0
Other assets	11	7	9	4	57	2	22

TOTAL ASSETS	$3,723	$4,067	$5,351	$(344)	(8)%	$(1,628)	(30)%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$36	$156	$96	$(120)	(77)%	$(60)	(63)%
Time	1,186	1,104	1,455	82	7	(269)	(18)
Total Deposits	1,221	1,261	1,551	(40)	(3)	(330)	(21)

Trading liabilities	3	11	0	(8)	(73)	3	n.m. (*)
Securities sold under repurchase agreements	86	312	652	(226)	(72)	(566)	(87)
Short-term borrowings	306	598	1,022	(292)	(49)	(716)	(70)
Borrowings and long-term debt	1,298	1,128	1,296	170	15	2	0
Acceptances outstanding	5	0	90	5	n.m. (*)	(85)	(94)
Accrued interest payable	13	17	36	(4)	(24)	(23)	(64)
Derivative financial instruments used for hedging - payable	70	69	41	1	1	29	71
Reserve for losses on off-balance sheet credit risk	12	10	17	2	20	(5)	(29)
Other liabilities	15	10	25	5	50	(10)	(40)
TOTAL LIABILITIES	$3,030	$3,416	$4,731	$(386)	(11)%	$(1,701)	(36)%

Minority interest in the investment fund	27	8	6	19	238	21	350

STOCKHOLDERS' EQUITY:
Common stock, no par value, assigned value of US$6.67	280	280	280	0	0	0	0
Additional paid-in capital in exces of assigned value of common stock	134	135	135	(1)	(1)	(1)	(1)
Capital reserves	95	95	95	0	0	0	0
Retained earnings	295	285	281	10	4	14	5
Accumulated other comprehensive loss	(9)	(21)	(44)	12	(57)	35	(80)
Treasury stock	(130)	(131)	(133)	1	(1)	3	(2)

TOTAL STOCKHOLDERS' EQUITY	$666	$643	$614	$23	4%	$52	8%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,723	$4,067	$5,351	$(344)	(8)%	$(1,628)	(30)%

(*) "n.m." means not meaningful.

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	September 30, 2009	June 30, 2009	September 30, 2008	CHANGE	%	CHANGE	%
	(In US$ thousand, except per share amounts and ratios)
INCOME STATEMENT DATA:
Interest income	$34,423	$38,252	$63,853	$(3,829)	(10)%	$(29,430)	(46)%
Interest expense	(17,070)	(21,464)	(42,093)	4,394	(20)	25,023	(59)
NET INTEREST INCOME	17,353	16,788	21,760	565	3	(4,407)	(20)
Reversal (provision) for loan losses	380	(8,905)	842	9,285	(104)	(462)	(55)
NET INTEREST INCOME AFTER REVERSAL (PROVISION)
FOR LOAN LOSSES	17,733	7,883	22,602	9,850	125	(4,869)	(22)

OTHER INCOME (EXPENSE):
Provision for losses on off-balance sheet credit risk	(1,549)	(177)	(654)	(1,372)	775	(895)	137
Fees and commissions, net	1,463	734	2,222	729	99	(759)	(34)
Derivative financial instrument and hedging.	(1,105)	(2,591)	41	1,486	(57)	(1,146)	n.m. (*)
Net gain (loss) from investment fund trading	5,478	4,918	(1,083)	560	11	6,561	(606)
Net gain (loss) from trading securities	2,936	7,653	(23)	(4,717)	(62)	2,959	n.m. (*)
Net gain on sale of securities available-for-sale	546	0	0	546	n.m. (*)	546	n.m. (*)
Gain (loss) on foreign currency exchange	(843)	705	(895)	(1,548)	(220)	52	(6)
Other income, net	138	93	481	45	48	(343)	(71)
NET OTHER INCOME.	7,064	11,336	91	(4,272)	(38)	6,973	7,663

OPERATING EXPENSES:
Salaries and other employee expenses	(4,652)	(4,225)	(5,247)	(427)	10	595	(11)
Depreciation, amortization and impairment of premises and equipment	(644)	(697)	(724)	53	(8)	80	(11)
Professional services	(751)	(972)	(584)	221	(23)	(167)	29
Maintenance and repairs	(253)	(266)	(340)	13	(5)	87	(26)
Expenses from the investment fund.	(601)	(571)	301	(30)	5	(902)	(300)
Other operating expenses	(1,637)	(1,891)	(2,155)	254	(13)	518	(24)
TOTAL OPERATING EXPENSES	(8,537)	(8,622)	(8,749)	85	(1)	212	(2)

INCOME BEFORE PARTICIPATION OF THE MINORITY INTEREST IN GAINS OF THE INVESTMENT FUND	$16,260	$10,597	$13,944	$5,663	53	$2,316	17

Participation of the minority interest in gains of the investment fund	(507)	(109)	24	(398)	365	(531)	n.m. (*)

NET INCOME	$15,753	$10,488	$13,968	$5,265	50%	$1,785	13%

PER COMMON SHARE DATA:
Net income per share	0.43	0.29	0.38
Diluted earnings per share	0.43	0.29	0.38

Average basic shares	36,539	36,471	36,396
Average diluted shares	36,804	36,669	36,449

PERFORMANCE RATIOS:
Return on average assets	1.6%	1.0%	1.0%
Return on average stockholders' equity	9.5%	6.6%	8.6%
Net interest margin	1.76%	1.62%	1.61%
Net interest spread	1.28%	1.14%	1.10%
Operating expenses to total average assets	0.88%	0.84%	0.64%

(*)"n.m." means not meaningful.

SUMMARY OF CONSOLIDATED FINANCIAL DATA
(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)	EXHIBIT III
	FOR THE NINE MONTHS ENDED
	September 30, 2009	September 30, 2008
(In US$ thousand, except per share amounts & ratios)

INCOME STATEMENT DATA:
Net interest income	$49,569	$63,126
Fees and commissions, net	4,364	5,984
Reversal (provision) for loan and off-balance sheet credit losses, net	(15,437)	878
Derivative financial instrument and hedging	(2,026)	(37)
Impairment on assets	(94)	(339)
Net gain from investment fund trading	22,092	17,770
Net gain (loss) from trading securities	13,751	(4)
Net gain on sale of securities available-for-sale	546	2,095
Loss on foreign currency exchange	(1,217)	(157)
Other income, net	590	526
Operating expenses	(28,305)	(30,279)
INCOME BEFORE PARTICIPATION OF THE MINORITY INTEREST IN GAINS OF THE INVESTMENT FUND	$43,833	59,563
Minority interest in the investment fund	(885)	(129)
NET INCOME	$42,948	$59,434
BALANCE SHEET DATA (In US$ millions):
Investment securities and trading assets	511	803
Investment fund	189	150
Loans, net	2,513	3,793
Total assets	3,723	5,351
Deposits	1,221	1,551
Securities sold under repurchase agreements	86	652
Short-term borrowings	306	1,022
Borrowings and long-term debt	1,298	1,296
Total liabilities	3,030	4,731
Stockholders' equity	666	614
PER COMMON SHARE DATA:
Net income per share	1.18	1.63
Diluted earnings per share	1.17	1.63
Book value (period average)	17.22	17.30
Book value (period end)	18.23	16.87
(In thousand):
Average basic shares	36,476	36,379
Average diluted shares	36,649	36,432
Basic shares period end	36,546	36,413
SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.4%	1.5%
Return on average stockholders' equity	9.1%	12.6%
Net interest margin	1.63%	1.64%
Net interest spread	1.11%	1.08%
Operating expenses to total average assets	0.93%	0.78%

ASSET QUALITY RATIOS:
Non-accruing loans to total loans, net of discounts (1)	1.4%	0.0%
Charge offs net of recoveries to total loan portfolio (1)	0.0%	0.1%
Allowance for loan losses to total loan portfolio (1)	3.5%	1.8%
Allowance for losses on off-balance sheet credit risk to total contingencies	4.2%	4.5%

CAPITAL RATIOS:
Stockholders' equity to total assets	17.9%	11.5%
Tier 1 capital to risk-weighted assets	24.6%	18.3%
Total capital to risk-weighted assets	25.8%	19.5%
(1)   Loan portfolio is presented net of unearned income and deferred loan fees.

EXHIBIT IV

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE NINE MONTHS ENDED
	(A)	(B)	(A) - (B)
	September 30, 2009	September 30, 2008	CHANGE	%
(In US$ thousand)
INCOME STATEMENT DATA:
Interest income	$113,708	$192,975	$(79,267)	(41)%
Interest expense	(64,139)	(129,849)	65,710	(51)
NET INTEREST INCOME	49,569	63,126	(13,557)	(21)
Reversal (provision) for loan losses	(34,357)	4,045	(38,402)	(949)
NET INTEREST INCOME AFTER REVERSAL (PROVISION)
FOR LOAN LOSSES	15,212	67,171	(51,959)	(77)

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	18,920	(3,167)	22,087	(697)
Fees and commissions, net	4,364	5,984	(1,620)	(27)
Derivative financial instrument and hedging	(2,026)	(37)	(1,989)	5,376
Impairment on assets	(94)	(339)	245	(72)
Net gain from investment fund trading	22,092	17,770	4,322	24
Net gain (loss) from trading securities	13,751	(4)	13,755	n.m. (*)
Net gain on sale of securities available-for-sale	546	2,095	(1,549)	(74)
Loss on foreign currency exchange	(1,217)	(157)	(1,060)	675
Other income, net	590	526	64	12
NET OTHER INCOME (EXPENSE)	56,926	22,671	34,255	151

OPERATING EXPENSES:
Salaries and other employee expenses	(15,069)	(15,746)	677	(4)
Depreciation, amortization and impairment of premises and equipment	(2,025)	(3,053)	1,028	(34)
Professional services	(2,427)	(2,435)	8	(0)
Maintenance and repairs	(780)	(1,005)	225	(22)
Expenses from the investment fund	(2,720)	(1,694)	(1,026)	61
Other operating expenses	(5,284)	(6,346)	1,062	(17)
TOTAL OPERATING EXPENSES	(28,305)	(30,279)	1,974	(7)

INCOME BEFORE PARTICIPATION OF THE MINORITY INTEREST IN GAINS OF THE INVESTMENT FUND	$43,833	$59,563	$(15,730)	(26)

Participation of the minority interest in gains of the investment fund	(885)	(129)	(756)	586

NET INCOME	$42,948	$59,434	$(16,486)	(28)%

(*) "n.m." means not meaningful.

EXHIBIT V
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED,
	September 30, 2009			June 30, 2009			September 30, 2008
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$551	$0.3	0.21%	$685	$0.4	0.23%	$394	$2.1	2.08%
Loans, net of unearned income & deferred loan fees	2,478	27.4	4.33	2,543	29.8	4.64	4,021	51.7	5.03
Impaired loans	24	0.1	1.34	0	0.0	n.m. (*)	0	0.0	n.m. (*)
Trading assets	145	2.7	7.30	161	3.1	7.67	(0)	0.0	0.00
Investment securities	528	3.6	2.67	598	4.6	3.05	821	9.0	4.27
Investment fund	177	0.3	0.66	162	0.3	0.73	147	1.1	2.91

TOTAL INTEREST EARNING ASSETS	$3,905	$34.4	3.45%	$4,150	$38.3	3.65%	$5,383	$63.9	4.64%

Non interest earning assets	44			49			91
Allowance for loan losses	(90)			(81)			(70)
Other assets	10			5			18

TOTAL ASSETS	$3,868			$4,124			$5,422

INTEREST BEARING LIABILITIES
Deposits	$1,223	$2.7	0.87%	$1,206	$3.3	1.08%	$1,677	$10.9	2.54%
Trading liabilities	10	0.3	13.13	11	0.5	18.72	0	0.6	n.m. (*)
Securities sold under repurchase agreement and Short-term borrowings	639	4.3	2.65	1,011	7.6	2.98	1,692	15.8	3.66
Borrowings and long term debt	1,213	9.7	3.12	1,154	10.0	3.43	1,277	14.8	4.52

TOTAL INTEREST BEARING LIABILITIES	$3,085	$17.1	2.16%	$3,382	$21.5	2.51%	$4,647	$42.1	3.54%

Non interest bearing liabilities and other liabilities	$108			$101			$128

TOTAL LIABILITIES	3,193			3,483			4,775

Minority interest in the investment fund	20			5			4

STOCKHOLDERS' EQUITY	655			635			644

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,868			$4,124			$5,422

NET INTEREST SPREAD			1.28%			1.14%			1.10%
NET INTEREST INCOME AND INTEREST MARGIN		$17.4	1.76%		$16.8	1.62%		$21.8	1.61%

(*) "n.m." means not meaningful.

EXHIBIT VI
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE NINE MONTHS ENDED,
	September 30, 2009			September 30, 2008
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$655	$1.1	0.21%	$362	$6.9	2.53%
Loans, net of unearned income & deferred loan fees	2,551	89.8	4.64	3,896	156.8	5.29
Impaired loans	8	0.1	1.34	0	0.0	n.m. (*)
Trading assets	119	6.4	7.07	(0)	0.0	0.00
Investment securities	576	14.9	3.42	740	26.4	4.68
Investment fund	165	1.4	1.13	133	2.9	2.85

TOTAL INTEREST EARNING ASSETS	$4,073	$113.7	3.68%	$5,131	$193.0	4.94%

Non interest earning assets	49			93
Allowance for loan losses	(75)			(70)
Other assets	9			16

TOTAL ASSETS	$4,055			$5,170

INTEREST BEARING LIABILITIES
Deposits	$1,209	$9.2	1.00%	$1,572	$36.3	3.03%
Trading liabilities	11	1.7	20.12	0	1.9	n.m. (*)
Securities sold under repurchase agreement and Short-term borrowings	891	20.6	3.05	1,681	50.6	3.95
Borrowings and long term debt	1,179	32.6	3.65	1,164	41.1	4.63

TOTAL INTEREST BEARING LIABILITIES	$3,291	$64.1	2.57%	$4,418	$129.8	3.86%

Non interest bearing liabilities and other liabilities	$126			$121

TOTAL LIABILITIES	3,417			4,539

Minority interest in the investment fund	10			1

STOCKHOLDERS' EQUITY	628			629

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,055			$5,170

NET INTEREST SPREAD			1.11%			1.08%
NET INTEREST INCOME AND NET
INTEREST MARGIN		$49.6	1.63%		$63.1	1.64%

(*) "n.m." means not meaningful.

EXHIBIT VII
CONSOLIDATED STATEMENT OF INCOME
(In US$ thousand, except per share amounts and ratios)

	NINE MONTHS	FOR THE THREE MONTHS ENDED					NINE MONTHS
	ENDED						ENDED
	SEP 30/09	SEP 30/09	JUN 30/09	MAR 31/09	DEC 31/08	SEP 30/08	SEP 30/08

INCOME STATEMENT DATA:
Interest income	$113,708	$34,423	$38,252	$41,033	$51,268	$63,853	$192,975
Interest expense	(64,139)	(17,070)	(21,464)	(25,605)	(36,547)	(42,093)	(129,849)
NET INTEREST INCOME	49,569	17,353	16,788	15,428	14,721	21,760	63,126
Reversal (provision) for loan losses	(34,357)	380	(8,905)	(25,831)	14,495	842	4,045

NET INTEREST INCOME (LOSS) AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	15,212	17,733	7,883	(10,403)	29,217	22,602	67,171
OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	18,920	(1,549)	(177)	20,644	(13,830)	(654)	(3,167)
Fees and commissions, net	4,364	1,463	734	2,167	1,267	2,222	5,984
Derivative financial instrument and hedging	(2,026)	(1,105)	(2,591)	1,670	9,993	41	(37)
Impairment on assets	(94)	0	0	(94)	(428)	0	(339)
Net gain (loss) from investment fund trading	22,092	5,478	4,918	11,696	3,587	(1,083)	17,770
Net gain (loss) from trading securities	13,751	2,936	7,653	3,161	(20,994)	(23)	(4)
Net gains (loss) on sale of securities available-for-sale	546	546	0	0	(2,028)	0	2,095
Gain (loss) on foreign currency exchange	(1,217)	(843)	705	(1,079)	(1,439)	(895)	(157)
Other income (expense), net	590	138	93	360	130	481	526
NET OTHER INCOME (EXPENSE)	56,926	7,064	11,336	38,525	(23,743)	91	22,671

TOTAL OPERATING EXPENSES	(28,305)	(8,537)	(8,622)	(11,146)	(9,711)	(8,749)	(30,279)
INCOME (LOSS) BEFORE PARTICIPATION OF THE MINORITY INTEREST IN GAINS OF INVESTMENT FUND	$43,833	$16,260	$10,597	$16,976	$(4,237)	$13,944	$59,563

Participation of the minority interest in gains of the investment fund	(885)	(507)	(109)	(269)	(79)	24	(129)

NET INCOME (LOSS)	$42,948	$15,753	$10,488	$16,707	$(4,316)	$13,968	$59,434

SELECTED FINANCIAL DATA
PER COMMON SHARE DATA
Net income (loss) per share	$1.18	$0.43	$0.29	$0.46	$(0.12)	$0.38	$1.63
PERFORMANCE RATIOS
Return on average assets	1.4%	1.6%	1.0%	1.6%	-0.4%	1.0%	1.5%
Return on average stockholders' equity	9.1%	9.5%	6.6%	11.4%	-3.0%	8.6%	12.6%
Net interest margin	1.63%	1.76%	1.62%	1.50%	1.24%	1.61%	1.64%
Net interest spread	1.11%	1.28%	1.14%	0.94%	0.68%	1.10%	1.08%
Operating expenses to average assets	0.93%	0.88%	0.84%	1.08%	0.81%	0.64%	0.78%

EXHIBIT VIII
BUSINESS SEGMENT ANALYSIS
(In US$ million)

	FOR THE NINE MONTHS ENDED		FOR THE THREE MONTHS ENDED
	SEP 30/09	SEP 30/08	SEP 30/09	JUN 30/09	SEP 30/08

COMMERCIAL DIVISION:
Net interest income (1)	$50.7	$59.4	$16.7	$17.0	$20.7
Non-interest operating income (2)	4.8	6.4	1.6	0.8	2.7
Operating expenses (3)	(17.1)	(21.3)	(5.3)	(5.1)	(6.8)
Net operating income (4)	38.4	44.5	13.0	12.6	16.6
Reversal (provision) for loan and off-balance sheet credit losses, net	(15.4)	0.9	(1.2)	(9.1)	0.2
Impairment on assets	(0.1)	(0.3)	0.0	0.0	0.0
NET INCOME	$22.9	$45.1	$11.8	$3.6	$16.8
Average interest-earning assets (5)	2,559	3,896	2,502	2,543	4,021
End-of-period interest-earning assets (5)	2,603	3,862	2,603	2,677	3,862

TREASURY DIVISION:
Net interest income (1)	$1.6	$6.0	$1.3	$0.8	$1.7
Non-interest operating income (loss)(2)	11.2	2.0	1.6	5.8	(0.8)
Operating expenses (3)	(6.2)	(4.8)	(1.8)	(2.2)	(1.6)
Net operating income (loss) (4)	6.6	3.3	1.2	4.4	(0.7)
NET INCOME (LOSS)	$6.6	$3.3	$1.2	$4.4	$(0.7)
Average interest-earning assets (6)	1,349	1,101	1,225	1,444	1,214
End-of-period interest-earning assets (6)	971	1,248	971	1,257	1,248

ASSET MANAGEMENT DIVISION:
Net interest loss (1)	$(2.7)	$(2.3)	$(0.7)	$(1.0)	$(0.7)
Non-interest operating income (loss) (2)	22.1	17.8	5.5	4.9	(1.1)
Operating expenses (3)	(5.0)	(4.3)	(1.5)	(1.3)	(0.3)
Net operating income (loss) (4)	14.4	11.2	3.3	2.6	(2.1)
Participation of the minority interest in gains of the investment fund	(0.9)	(0.1)	(0.5)	(0.1)	0.0
NET INCOME (LOSS)	$13.5	$11.1	$2.8	$2.5	$(2.1)
Average interest-earning assets (7)	165	133	177	162	148
End-of-period interest-earning assets (7)	189	150	189	166	150

CONSOLIDATED:
Net interest income (1)	$49.6	$63.1	$17.4	$16.8	$21.8
Non-interest operating income (2)	38.1	26.2	8.6	11.5	0.7
Operating expenses (3)	(28.3)	(30.3)	(8.5)	(8.6)	(8.7)
Net operating income (4)	59.4	59.0	17.4	19.7	13.8
Reversal (provision) for loan and off-balance sheet credit losses, net	(15.4)	0.9	(1.2)	(9.1)	0.2
Impairment on assets	(0.1)	(0.3)	0.0	0.0	0.0
Participation of the minority interest in gains of the investment fund	(0.9)	(0.1)	(0.5)	(0.1)	0.0
NET INCOME	$42.9	$59.4	$15.8	$10.5	$14.0
Average interest-earning assets	4,073	5,131	3,905	4,150	5,383
End-of-period interest-earning assets	3,763	5,259	3,763	4,100	5,259

The bank has aligned its operations into three major business segments, based on the nature of clients, products and on credit risk standards.
Interest expenses are allocated based on average credits.
(1)	Interest income on interest-earning assets, net of allocated cost of funds.
(2)	Non-interest operating income consists of net other income (expense), excluding reversals of provisions for credit losses and impairment on assets.
(3)	Operating expenses are calculated based on average credits.
(4)	Net operating income refers to net income excluding reversals of provisions for credit losses and impairment on assets.
(5)	Includes loans, net of unearned income and deferred loan fees.
(6)	Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale, securities held to maturity, and trading assets.
(7)	Includes investment fund.

EXHIBIT IX
CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	30SEP09		30JUN09		30SEP08		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$158	4.6	$139	3.8	$258	5.1	$19	$(100)
BOLIVIA	0	0.0	0	0.0	5	0.1	0	(5)
BRAZIL	1,393	40.9	1,516	41.7	1,785	35.5	(123)	(392)
CHILE	162	4.8	99	2.7	50	1.0	64	113
COLOMBIA	359	10.6	439	12.1	550	10.9	(80)	(191)
COSTA RICA	95	2.8	137	3.8	127	2.5	(43)	(32)
DOMINICAN REPUBLIC	63	1.9	24	0.7	92	1.8	40	(29)
ECUADOR	49	1.4	70	1.9	179	3.6	(21)	(130)
EL SALVADOR	81	2.4	122	3.4	126	2.5	(41)	(45)
GUATEMALA	77	2.3	127	3.5	127	2.5	(50)	(50)
HONDURAS	22	0.6	21	0.6	51	1.0	1	(29)
JAMAICA	22	0.6	23	0.6	67	1.3	(2)	(46)
MEXICO	411	12.1	442	12.2	552	11.0	(31)	(141)
NICARAGUA	1	0.0	1	0.0	31	0.6	0	(30)
PANAMA	112	3.3	185	5.1	181	3.6	(72)	(69)
PERU	152	4.5	64	1.8	463	9.2	88	(311)
TRINIDAD & TOBAGO	20	0.6	59	1.6	103	2.0	(39)	(83)
URUGUAY	41	1.2	74	2.0	65	1.3	(33)	(24)
VENEZUELA	106	3.1	8	0.2	147	2.9	97	(41)
OTHER	79	2.3	83	2.3	64	1.3	(4)	15

TOTAL CREDIT PORTFOLIO (1)	$3,402	100%	$3,631	100%	$5,021	100%	$(229)	$(1,619)

UNEARNED INCOME AND COMMISSION (2)	(5)		(4)		(6)		(1)	1

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$3,397		$3,627		$5,015		$(230)	$(1,618)

(1)

Includes book value of loans, fair value of  investment securities, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks, credit default swap and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT X
COMMERCIAL PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	30SEP09		30JUN09		30SEP08		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$158	5.5	$139	4.9	$258	6.1	$19	$(100)
BOLIVIA	0	0.0	0	0.0	5	0.1	0	(5)
BRAZIL	1,266	43.8	1,354	47.4	1,636	38.5	(88)	(369)
CHILE	135	4.7	73	2.5	9	0.2	62	125
COLOMBIA	214	7.4	251	8.8	370	8.7	(37)	(156)
COSTA RICA	95	3.3	119	4.2	109	2.6	(24)	(14)
DOMINICAN REPUBLIC	57	2.0	16	0.6	83	2.0	41	(26)
ECUADOR	49	1.7	70	2.4	179	4.2	(21)	(130)
EL SALVADOR	65	2.2	67	2.3	67	1.6	(2)	(2)
GUATEMALA	66	2.3	85	3.0	83	2.0	(19)	(17)
HONDURAS	22	0.7	21	0.7	51	1.2	1	(29)
JAMAICA	22	0.7	23	0.8	67	1.6	(2)	(46)
MEXICO	354	12.3	345	12.1	456	10.7	9	(102)
NICARAGUA	1	0.0	1	0.0	31	0.7	0	(30)
PANAMA	68	2.4	91	3.2	90	2.1	(23)	(22)
PERU	121	4.2	35	1.2	435	10.3	86	(314)
TRINIDAD & TOBAGO	20	0.7	59	2.1	103	2.4	(39)	(83)
URUGUAY	41	1.4	74	2.6	65	1.5	(33)	(24)
VENEZUELA	106	3.7	8	0.3	147	3.5	97	(41)
OTHER	30	1.0	26	0.9	1	0.0	4	29

TOTAL COMMERCIAL PORTFOLIO (1)	$2,888	100%	$2,856	100%	$4,245	100%	$33	$(1,356)

UNEARNED INCOME AND COMMISSION (2)	(5)		(4)		(6)		(1)	1

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$2,883		$2,852		$4,239		$32	$(1,355)

(1)

Includes book value of loans, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT XI
TREASURY PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,			Change in Amount
	(A)	(B)	(C)
COUNTRY	30SEP09	30JUN09	30SEP08	(A) - (B)	(A) - (C)

BRAZIL	$127	$162	$149	$(35)	$(22)
CHILE	28	26	41	2	(13)
COLOMBIA	145	188	179	(42)	(34)
COSTA RICA	0	18	18	(18)	(18)
DOMINICAN REPUBLIC	6	8	9	(1)	(3)
EL SALVADOR	16	55	59	(39)	(43)
GUATEMALA	11	43	44	(31)	(32)
MEXICO	57	97	96	(40)	(39)
PANAMA	44	94	91	(50)	(47)
PERU	31	29	27	2	3
OTHER	49	57	63	(8)	(14)

TOTAL TREASURY PORTOFOLIO (1)	$514	$775	$777	$(261)	$(263)

(1)	Includes securities available for sale, trading assets and contingent assets, which consist of credit default swap.

EXHIBIT XII
CREDIT DISBURSEMENTS
DISTRIBUTION BY COUNTRY
(In US$ million)

	QUARTERLY INFORMATION			Change in Amount
	(A)	(B)	(C)
COUNTRY	3QTR09	2QTR09	3QTR08	(A) - (B)	(A) - (C)

ARGENTINA	$20	$77	$35	$(57)	$(15)
BRAZIL	329	291	413	38	(84)
CHILE	62	65	0	(3)	62
COLOMBIA	51	10	83	41	(32)
COSTA RICA	67	95	106	(27)	(39)
DOMINICAN REPUBLIC	55	1	99	54	(44)
ECUADOR	37	67	149	(30)	(112)
EL SALVADOR	30	13	72	18	(42)
GUATEMALA	19	48	10	(29)	9
HONDURAS	17	20	11	(3)	6
JAMAICA	20	22	54	(1)	(34)
MEXICO	95	89	146	6	(51)
NICARAGUA	0	1	31	(1)	(31)
PANAMA	1	42	37	(41)	(36)
PERU	109	53	92	56	17
TRINIDAD & TOBAGO	0	60	76	(60)	(76)
URUGUAY	8	34	75	(26)	(68)
VENEZUELA	108	3	25	105	84
OTHER	30	36	0	(6)	30

TOTAL CREDIT DISBURSED (1)	$1,058	$1,025	$1,515	$33	$(457)

(1)

Includes book value of loans, fair value of selected investment securities, and contingencies (including confirmed letters of credit, stand-by letters of credit, guarantees covering commercial and country risks, credit default swap and credit commitments).